

October 26, 2009

Mr. William E. Scaff, Jr.
Vice President
Synergy Resources Corporation
20203 Highway 60
Platteville, CO 80651

> **Re:** **Synergy Resources Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 13, 2009**
> **File No. 333-161895**

Dear Mr. Scaff:

We reviewed your amended filing and your response letter and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements and provide corresponding updated disclosure throughout your prospectus. See Item 8-08 of Regulation S-X.

2. We note your response to our prior comment 3. With respect to the 1,038,000 shares of common stock underlying the Series A warrants that you intend to issue to all record holders as of September 9, 2008, it appears that you intend to register both your issuance of such shares to the holders of the warrants and the resale of such shares by your shareholders. Please tell us why you are registering the resale of such shares.

Exhibit 5

3.   We note your response to our prior comment 7. However, the revised opinion does not properly distinguish between shares held by selling shareholders and shares to be issued upon exercise of outstanding warrants and options. For example, with respect to the shares of common stock currently held by selling shareholders, the legal opinion should state, if true, that such shares "are" legally issued, fully paid and non-assessable.

4.   In addition, we note that the revised legal opinion provides that the Series A warrants, when sold, will be legally issued. However, the revised opinion should also address whether each of the warrants to be issued will be your legal, binding obligation, and whether each of the warrants held by your selling shareholders and offered for resale is your legal, binding obligation.

5.   Please ensure that the revised legal opinion that you file with your next amendment is signed by counsel.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Joseph Son at (202) 551-3601, or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

        Mr. William T. Hart, Esq.
        (303) 839-5414